Exhibit 99.3

Ebang International to Hold Annual General Meeting of Shareholders on December 15, 2021

HANGZHOU, China, November 15, 2021 (GLOBE NEWSWIRE) -- Ebang International Holdings Inc. (Nasdaq: EBON, the “Company”), a blockchain technology company operating in the global market, today announced that it will hold its 2021 Annual General Meeting of Shareholders (the “2021 Annual Meeting”) on December 15, 2021 at 9:00 a.m. (Eastern Time), at the offices of Sullivan & Worcester LLP at 1633 Broadway, 32nd Floor, New York, NY 10019.

Only record or beneficial owners of the Company’s Class A ordinary shares and Class B ordinary shares as of November 10, 2021 (the “Record Date”) are entitled to receive notice of and to vote at the 2021 Annual Meeting or any adjournment thereof. The Company filed its annual report on Form 20-F (“2020 Annual Report”), including its audited financial statements for the fiscal year ended December 31, 2020, with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2021. Shareholders may obtain a copy of the 2020 Annual Report, free of charge, from the Company's investor relations website at https://ir.ebang.com.cn/, as well as on the SEC’s website at https://www.sec.gov/.

About Ebang International Holdings Inc.

Ebang International Holdings Inc. is a blockchain technology company with strong application-specific integrated circuit (ASIC) chip design capability. With years of industry experience and expertise in ASIC chip design, it has become a global bitcoin mining machine producer with steady access to wafer foundry capacity. With its licensed and registered entities in various jurisdictions, the Company intends to launch a professional, convenient and innovative digital asset financial service platform to expand into the upstream and the downstream of blockchain and cryptocurrency industry value chain. For more information, please visit https://ir.ebang.com.cn/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Certain statements contained herein are “forward-looking” statements within the meaning of the applicable securities laws and regulations. Generally, these statements can be identified by the use of words such as “aim,” “anticipate,” “believe,” “commit,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “project,” “remain,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current market and operating conditions. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.
Email: ir@ebang.com.cn

Ascent Investor Relations LLC
Ms. Tina Xiao
Tel: (917) 609-0333
Email: tina.xiao@ascent-ir.com